NO ACT

DC
P.E.
12-20-7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021477

Received SEC
JAN 17 2008
Washington, DC 20549

January 17, 2008

Jean A. Cooper
Senior Vice President and Senior Counsel
Legal Services Division
City National Corporation
City National Plaza
555 South Flower Street, Eighteenth Floor
Los Angeles, CA 90071

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/17/2008

Re: City National Corporation
Incoming letter dated December 20, 2007

Dear Ms. Cooper:

This is in response to your letter dated December 20, 2007 concerning the shareholder proposal submitted to CNC by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JAN 31 2008
THOMSON
FINANCIAL

Enclosures

cc: Gerald R. Armstrong
820 Sixteenth Street, No. 705
Denver, CO 80202-3227

CITY NATIONAL BANK
The way up.®

RECEIVED

2007 DEC 27 PM 12: 10

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Jean Cooper | Senior Vice President
and Senior Counsel
Legal Services Division

December 20, 2007

Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, D.C. 20549
Attention: Office Of Chief Counsel

Re: 2008 City National Corporation Proxy Statement
Stockholder Proposal of Gerald Armstrong

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), City National Corporation ("CNC" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from CNC's proxy statement and form of proxy (the "Proxy Materials") for the Company's Annual Meeting of Shareholders scheduled for April 23, 2008. Gerald Armstrong (the "Proponent") has submitted for inclusion in the 2008 Proxy Materials a proposal and supporting statement requesting that the Board of Directors take the steps necessary to eliminate classification of terms of the Board of Directors and to require that all Directors stand for election annually (the "Proposal"; see **Exhibit A**). The Company proposes to omit the Proposal from its 2008 Proxy Materials for the reasons set forth below.

Untimely Submission Under Rule 14a-8(e)

The Proposal was received after the deadline for submission of stockholder proposals contained in the Company's 2007 Proxy Statement. With respect to a proposal submitted for a regularly scheduled annual meeting, Rule 14a-8(e)(2) provides that if the current year's annual meeting is within 30 days of the previous year's annual meeting, the proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. Pursuant to Rule 14a-8(e)(1), in its 2007 Proxy Statement, CNC informed stockholders that the deadline for submission of stockholder proposals for inclusion in the Company's Proxy Materials for its 2008 Annual Meeting of Stockholders

City National Plaza 555 South Flower Street Eighteenth Floor Los Angeles CA 90071 Member FDIC
T: (213) 673-9516 F: (213) 673-9503 jean.cooper@cnb.com

was November 20, 2007 (see **Exhibit B**). CNC calculated the deadline in accordance with Rule 14a-8(e). The date of this year's annual meeting, April 23, 2008, is within 30 days of the date of last year's annual meeting, April 25, 2007, so the 120-day standard applies. November 20, 2007 is 120 days before March 19, which is the date CNC released its 2007 Proxy Materials.

The Proponent sent the Proposal to CNC in Los Angeles, California via US Certified Mail on November 13, 2007 from Denver, Colorado (USPS Certified Mail Article # 7004 2510 0004 8299 0982). (See **Exhibit C**). However, it was not received by CNC until **November 21, 2007**, one day ***after*** the November 20, 2007 deadline. In this connection, Michael Sundifu, one of the Company's mail clerks, signed a United States Postal Service Receipt for the Proposal showing the date of delivery as November 21, 2007 (see **Exhibit D**). Moreover, entering Certified Mail Article # 7004 2510 0004 8299 0982 into the United States Postal Service's Internet "Tract and Confirm" website confirms conclusively that the Proposal was not delivered to the Company until November 21, 2007 at 10:19 am, one day after the Company's published deadline (see **Exhibit E**). As such, the Proposal was untimely received, and is subject to exclusion under Rule 14a-8(e)(2).

The Staff has made it very clear that it will strictly enforce the deadline for the submission of proposals without inquiring as to reasons for failure to meet the deadline, even in cases where a proposal is received only one day late. *International Business Machines Corporation* (December 5, 2006) and *Smithfield Foods, Inc.* (June 4, 2007).

Mr. Armstrong is a very experienced stockholder proponent, having filed proposals with many financial institutions and other public companies for more than 30 years. As he points out himself in his Proposal, many of his submissions to other public companies have been successful. However, in this case, he failed to adhere to the submission deadline under Rule 14a-8(e)(2). As Mr. Armstrong undoubtedly knows (see, e.g., *RPM International, Inc.* (October 26, 2007), in which another of Mr. Armstrong's proposals was recently excluded for missing the deadline), this is a deficiency that cannot be remedied under Rule 14a-8(f). As such the Company now respectfully requests the concurrence of the Staff that the Proposal may properly be excluded from the Company's Proxy Materials for its 2008 Annual Meeting under Rules 14a-8(e)(2) and (f).

We note that the Proponent sent a prior letter to the Company dated September 20, 2007 (see **Exhibit F**) asking that the Company's Board of Directors and its Governance Committee consider the issue of electing directors annually rather than for three year terms[1]. He

[1] The Chairman of the Compensation, Nominating & Governance Committee replied to Mr. Armstrong in writing that the Governance Committee would discuss the issue raised by him ("CNC Reply," see **Exhibit G-1**). The CNC Reply was delivered by Federal Express to Mr. Armstrong's residence on November 1, 2007 (see **Exhibit G-2**).

indicated that depending on what the Board determined, he may subsequently present a shareholder proposal at "the proper time." Not only was this earlier letter not a proposal under Rule 14a-8, it also demonstrates that Mr. Armstrong was aware that there was a "proper time" within which to present a formal shareholder proposal, which he later attempted to do.

Failure to Meet Eligibility Requirements of Rule 14a-8(b) and Provide Evidence of Eligible Share Ownership Under Rule 14a-8(f)(1)

Mr. Armstrong has also not provided evidence of his eligible share ownership of the Company's stock. As a result, CNC believes that the Proposal may also be omitted under Rule 14a-8(f)(1) because Mr. Armstrong did not provide evidence of his eligibility to submit a proposal within the 14-day deadline provided.

Pursuant to Rule 14a-8(b)(1), in order to be eligible to submit a proposal a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the cover letter submitted with the Proposal, Mr. Armstrong declared himself as (a) "a shareholder for more than one year" and (b) "the owner in excess of $2,000.00 worth of voting stock, 297 shares" (see **Exhibit A**). Mr. Armstrong did not state that he had held at least $2,000 of our stock continuously for one year. This is probably because, as our subsequent review of our stock transfer records (as maintained by Continental Stock Transfer & Trust Co, the Company's transfer agent), suggests, Mr. Armstrong was the record holder of only 26 of our shares throughout the one year period. He appears to have acquired the remainder of his 271 shares in either March or September 2007, in each case well into the one year ownership period. The value of the 26 shares that Mr. Armstrong does appear to have held of record for one year is less than $2,000 as calculated in accordance with the guidance provided by the Division of Corporation Finance in its Staff Legal Bulletin No. 14, Section C (1).

Pursuant to Rule 14a-8(f)(1), within 14 calendar days of receiving Mr. Armstrong's Proposal, by letter dated November 30, 2007, the Company notified Mr. Armstrong that it had not received evidence that he satisfied the ownership requirement, and informed him of what would constitute appropriate documentation under Rule 14a-8(b). (The Company also notified him of his failure to meet the deadline for submissions, although it was not required to do so.) ("Notice of Defect" see **Exhibit H**). The Notice of Defect was delivered to Mr. Armstrong by Federal Express on December 4, 2007 (see **Exhibit I**). The deadline for Mr. Armstrong to reply was December 18, 2007. To date, the Company has not received any response to the Notice of Defect nor any other correspondence from Mr. Armstrong regarding the Proposal. As a result, Mr. Armstrong has failed to provide us with the requisite evidence that he has satisfied the ownership requirement for at least one year. As noted above, Mr. Armstrong has over 30 years' experience submitting proposals, probably longer than any other proponent active today, and therefore is surely well aware of the ownership requirements and how to substantiate them, and presumably would have satisfied them if he could.

The Staff regularly concurs with company's decisions to omit proposals when the proponent fails to provide the requisite evidence of ownership. Recent examples in which the Staff concurred in the exclusion of proposals in which, as in our situation, the proponent ignored the company's notice of defect, include: *Occidental Petroleum Corporation* (November 21, 2007) and *Dell Inc.* (April 2, 2007).

For the foregoing reasons, we intend to omit the Proposal from our 2008 Proxy Materials, and we respectfully request your confirmation that the Staff will not recommend enforcement action in connection therewith.

In accordance with Rule 14a-8(j), we are submitting this letter to the Commission no later than 80 calendar days before March 17, 2008, the earliest date the Company expects to file its definitive proxy statement and form of proxy with the Commission. Also in accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2008 Proxy Materials by sending him a copy of this letter and its exhibits. The Proponent is respectfully requested to copy the undersigned on any response that he may choose to make to the Staff. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one in the enclosed self-addressed stamped envelope.

As noted above, CNC plans to begin mailing its Proxy Materials on or about March 17, 2008. In order to meet our printing schedule, we would appreciate receiving your response no later than March 3, 2008. If you have any questions, require further information, or wish to discuss this matter, please call me at 213-673-9516.

Very truly yours,

Jean Cooper

Jean A. Cooper
Senior Vice President and Senior Counsel

Enclosures
cc: Gerald Armstrong (w/encl.)
Michael B. Cahill, Esq. (w/ encl.)

Exhibit Index – CNC Letter to SEC dated December 20, 2007

Item	**Exhibit Letter**
Proposal – Letter from Gerald Armstrong	A
Page 16 of City National Corporation 2007 Proxy Statement regarding deadline for submission of Stockholder Proposals	B
USPS Certified Mail Article # 7004 2510 0004 8299 0982	C
United States Postal Service Receipt signed by Michael Sundifu for Item Number 7004 2510 0004 8299 0982	D
United States Postal Service Track & Confirm Search Results for Item Number 7004 2510 0004 8299 0982	E
Letter from Gerald Armstrong dated September 20, 2007	F
CNC Reply	G-1
Federal Express Tracking for CNC Reply	G-2
Notice of Defect from CNC to Gerald Armstrong dated November 30, 2007	H
Federal Express Tracking for Notice of Defect	I

Exhibit Index – CNC Letter to SEC dated December 20, 2007

Item	**Exhibit Letter**
Proposal – Letter from Gerald Armstrong	A
Page 16 of City National Corporation 2007 Proxy Statement regarding deadline for submission of Stockholder Proposals	B
USPS Certified Mail Article # 7004 2510 0004 8299 0982	C
United States Postal Service Receipt signed by Michael Sundifu for Item Number 7004 2510 0004 8299 0982	D
United States Postal Service Track & Confirm Search Results for Item Number 7004 2510 0004 8299 0982	E
Letter from Gerald Armstrong dated September 20, 2007	F
CNC Reply	G-1
Federal Express Tracking for CNC Reply	G-2
Notice of Defect from CNC to Gerald Armstrong dated November 30, 2007	H
Federal Express Tracking for Notice of Defect	I

RESOLUTION

That the shareholders of CITY NATIONAL CORPORATION request its Board of Directors to take the steps necessary to eliminate classification of terms of the Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors.

STATEMENT

The proponent believes the election of directors is the strongest way that shareholders influence the directors of any corporation. Currently, our board of directors is divided into three classes with each class serving three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interest of shareholders because it reduces accountability.

U. S. Bancorp, Associated Banc-Corp, Piper-Jaffray Companies, Fifth-Third Bancorp, Pan Pacific Retail Properties, Qwest Communications International, Xcel Energy, Greater Bay Bancorp, North Valley Bancorp, Pacific Continental Corporation, Regions Financial Corporation, CoBiz Financial Inc., Marshall & Ilsley Corporation, and Wintrust Financial, Inc. are among the corporations electing directors annually because of the efforts of the proponent.

The performance of our management and our Board of Directors is now being more strongly tested due to economic conditions and the accountability for performance must be given to the shareholders whose capital has been entrusted in the form of share investments.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), looked at the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors election) and firm value.

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect a need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.

820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
November 10, 2007

The Corporate Secretary
CITY NATIONAL CORPORATION
City National Center
400 North Roxbury Drive
Beverly Hills, California 90210

Greetings

Pursuant to Rule X-14 of the Securities and Exchange Commission, this letter is formal notice to the management of City National Corporation, at the coming annual meeting in 2008, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 297 shares, shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong, 820 Sixteenth Street, No. 705; Denver, Colorado; 80202-3227; 303-355-1199; together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, Shareholder

Certified Mail No. 7004 2510 0004 8299 0982

Additional Governance Matters:

Transactions with Related Persons: Certain directors, officers and stockholders of the Corporation, and their associates, were depositors, borrowers or customers of the Bank in the ordinary course of business during 2006. Similar transactions are expected to occur in the future. In the opinion of management, all such transactions were effected on substantially the same terms as those prevailing at the time for comparable transactions with other unrelated persons, including, as to any loans, interest rates, fees and collateral, and any loans did not involve more than normal risk of collection or present other unfavorable features.

Ronald L. Olson, a director of the Corporation, is a Partner with the law firm of Munger, Tolles & Olson LLP which provided legal services to the Corporation or the Bank during 2006 and may do so in the future. The fees paid for those services by the Company are an immaterial amount relative to the law firm's and Company's annual revenues.

Review, Approval or Ratification of Transactions with Related Persons: The charter of the Audit & Risk Committee requires the committee to review reports and disclosures of insiders and affiliated person transactions ("related person transactions"). Insider and affiliated persons include directors, any executive officer of the Company, as determined by the Board of Directors for purposes of Section 16 of the Section Exchange Act of 1934 (the "1934 Act"), holders of more than 5% of the Corporation's common stock, and any member of the immediate family of the foregoing persons. Pursuant to this requirement, prior to the Company entering into any related person transactions, the Audit & Risk Committee reviews the terms of the transactions to ensure that they are fair and reasonable, on market terms, on an arms-length basis and comply with the Company's Principles of Business Conduct & Ethics and Code of Conduct. The Audit & Risk Committee then reports to the Board on the related person transaction and the transaction must be approved by the disinterested members of the Board prior to the Company entering into the transaction.

Section 16(a) Beneficial Ownership Reporting Compliance: Section 16(a) of the 1934 Act requires directors and executive officers of the Corporation and persons who own more than ten percent of the Corporation's common stock ("10% Owners") to file reports of initial ownership of the Corporation's common stock and subsequent changes in ownership with the SEC and the NYSE and to provide us with copies of such reports. Based solely on a review of the copies of such reports and written representations that no other reports were required to be filed during 2006, the Corporation's directors, officers and 10% Owners complied with all Section 16(a) filing requirements in a timely manner in 2006.

Stockholder Proposals: To be considered for inclusion in the Corporation's proxy statement for the 2008 Annual Meeting of Stockholders, a stockholder proposal must be submitted in writing to the Corporation's Secretary on or before November 20, 2007 and must satisfy the other requirements of Rule 14a-8 under the 1934 Act. Subject to applicable requirements, the proxy card for the 2008 Annual Meeting of Stockholders will give the designated proxy holder authority to vote at his or her discretion on any matter which is not brought to the Corporation's attention on or before February 1, 2008.

GERALD R. ARMSTRONG
820 SIXTEENTH STREET, NO. 705
DENVER, COLORADO 80202-3227

CERTIFIED MAIL

7004 2510 0004 8299 0982

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The Corporate Secretary
CITY NATIONAL CORPORATION
City National Center
400 North Roxbury Drive
Beverly Hills, California 90210

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820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227
September 20, 2007

Governance Committee of the
Board of Directors
CITY NATIONAL CORPORATION
400 North Roxbury Drive
Beverly Hills, California 90210

Greetings

As a shareholder, I am requesting the attention of the Board of Directors and its Governance Committee to an issue of governance I deem to be important.

Specifically, I believe that all directors should be elected annually rather than being elected for three-year terms.

I have taken this position in other corporations where I am a shareholder and have presented a resolution in their proxy statement to be voted upon by all shareholders in the annual meeting. Sometimes, it has been voluntarily adopted by the board of directors and other times it is presented at the meeting and voted upon favorably by shareholders. U. S. Bancorp, Associated Banc-Corp, Piper Jaffray Companies, Fifth-Third Bancorp, Pan Pacific Retail Properties, Qwest Communications International, Xcel Energy, Greater Bay Bancorp, North Valley Bancorp, Pacific Continental Corporation, Regions Financial Corporation, CoBiz Financial Inc., Marshall & Illsley Corporation, and Wintrust Financial, Inc. are among the corporations which now elect all directors annually because of my efforts.

During 2007, my proposals for this at KeyCorp passed with 63% of the vote and at UCBH Holdings, Inc., it had a remarkable 89% of the vote! There is strong support of the proposal from institutional owners and organzations like Institutional Shareholder Services.

I believe the election of directors is the strongest way that shareholders can influence the directors of any corporation. Currently, our board is divided into three classes with each class serving staggered three-year terms. Because of this structure, shareholders may only vote for one-third of the directors each year. This is not in the best interests of shareholders because it reduces accountability and is an unnecessary take-over defense.

A study by researchers at Harvard Business School and the University of Pennsylvania's Wharton School titled "Corporate Governance and Equity Prices" (Quarterly Journal of Economics, February, 2003), reviewed the relationship between corporate governance practices (including classified boards) and firm performance. The study found a significant positive link between governance practices favoring shareholders (such as annual directors elections) and firm value. This is also documented in many other sources which studied the issue.

I regard as unfounded the concern expressed by some that annual elections for all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders. In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect the need for change.

Please let me know your decision on this so that, if necessary, I may present the shareholder proposal at the proper time.

Thank you for your consideration.

Yours for "Dividends and Democracy,"

Gerald R. Armstrong, $hareholder

Richard Bloch | Director

October 30, 2007

VIA FEDERAL EXPRESS

Mr. Gerald Armstrong
820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227

Dear Mr. Armstrong:

I am writing regarding your letter to the Governance Committee of the Board of Directors of City National Corporation requesting that we consider electing directors annually rather than for three year terms.

At our next Governance Committee meeting in December, we will include a discussion of classified and declassified boards on the agenda. Following that meeting and discussion, we will provide you with feedback.

We appreciate your attention to a matter of governance that you believe will serve the interest of the Company and its stockholders. Our Board is committed to maintaining the highest standards of corporate governance, and we regularly review our governance practices.

Very truly yours,

Richard Bloch
Richard Bloch
Chairman, Compensation,
Nominating & Governance Committee

cc: Russell Goldsmith
Michael Cahill

-----Original Message-----
From: TrackingUpdates@fedex.com [mailto:TrackingUpdates@fedex.com]
Sent: Friday, December 14, 2007 10:00 AM
To: undisclosed-recipients
Subject: Online FedEx Tracking - 799743762048

This tracking update has been requested by:
Name: Barbara Johnson
E-mail: rbloch@clbpartners.com

Tracking number	799743762048
Reference	CNB Governance Armstrong
Ship date	Oct 31, 2007
Delivered to	Residence
Destination	DENVER, CO
Delivery date	Nov 1, 2007 8:41 AM
Signed for by	Signature release on file
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Tracking results as of Dec 14, 2007 11:59 AM CST

Date/Time		Location/Activity
Nov 1, 2007	8:41 AM	DENVER, CO/Delivered
	7:39 AM	DENVER, CO/On FedEx vehicle for delivery
	7:06 AM	DENVER, CO/At local FedEx facility
	4:25 AM	DENVER, CO/At dest sort facility
	4:12 AM	MEMPHIS, TN/Departed FedEx location
	1:12 AM	MEMPHIS, TN/Arrived at FedEx location
Oct 31, 2007	7:38 PM	CARLSBAD, CA/Left origin
	4:17 PM	CARLSBAD, CA/Picked up
	1:39 PM	/Package data transmitted to FedEx

CITY NATIONAL BANK
The way up.®

Jean A. Cooper | Senior Vice President
and Senior Counsel
Legal Services Division

November 30, 2007

VIA FEDERAL EXPRESS

Mr. Gerald Armstrong
820 Sixteenth Street, No. 705
Denver, Colorado 80202-3227

Re: *Shareholder Proposal Relating to Declassification of Board of Directors*

Dear Mr. Armstrong:

City National Corporation (the "Company") hereby acknowledges the shareholder proposal contained in your letter dated November 10, 2007, which was received on November 21, 2007. You request the proposal relating to the Company declassifying the Board of Directors (the "Proposal") be included in the Company's 2008 proxy materials.

Requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) As stated in the Company's 2007 Proxy Statement (page 16), the deadline for receiving shareholder proposals for the Company's 2008 Annual Meeting was November 20, 2007. We noted above that the Company did not receive the Proposal until November 21, 2007. As such, your submission was not timely and may be excluded under Rule 14a-8(e). You sent the Proposal to the Company via US Certified Mail on November 13, 2007 from Denver, Colorado (USPS Certified Mail Article # 7004 2510 0004 8299 0982). Entering Certified Mail Article # 7004 2510 0004 8299 0982 into the United States Postal Service's Internet "Tract and Confirm" website confirms that the Proposal was not delivered to the Company until November 21, 2007, at 10:19 am, one day after the Company's published deadline. Therefore, we request that you withdraw the Proposal within 14 days of your receipt of this letter. If you do not withdraw the Proposal, we will file a No-Action Letter with the SEC to have the proposal excluded from the Company's 2008 proxy materials.

Additionally, we have not received evidence of your eligible share ownership of the Company stock. We draw your attention to Rule 14a-8(b)(1). This rule provides that in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company.

Under Rule 14a-8(b)(2) a shareholder may satisfy this share ownership requirement by either submitting to the Company (i) a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents, or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins, a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

If you wish to pursue your Proposal, we request that you furnish the Company with proper evidence of your share ownership eligibility within 14 days of your receipt of this letter.

Please be assured that I will forward your correspondence to appropriate Company personnel for further consideration of your concerns.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (213) 673-9516. Thank you for your interest in City National Corporation.

Very truly yours,

Jean Cooper

Jean A. Cooper
Senior Vice President and Senior Counsel

cc: Michael B. Cahill

Enclosures – Rule 14a-8

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter) or 10–QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph(i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph(i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph(i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007]

From: TrackingUpdates@fedex.com [mailto:TrackingUpdates@fedex.com]
Sent: Tuesday, December 04, 2007 12:24 PM
To: Sharif, Sawsan
Subject: FedEx Shipment 791445521068 Delivered

This tracking update has been requested by:

Company Name:	City National Bank
Name:	Sawsan Sharif
E-mail:	sawsan.sharif@cnb.com

Our records indicate that the following shipment has been delivered:

Door Tag number:	DT101494387563
Reference:	#095
Ship (P/U) date:	Nov 30, 2007
Delivery date:	Dec 4, 2007 1:18 PM
Sign for by:	M.KING
Delivered to:	Receptionist/Front Desk
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Number of pieces:	1
Weight:	0.50 lb.
Special handling/Services:	For Saturday Delivery Adult Signature Required

Tracking number: 791445521068

Shipper Information	Recipient Information
Sawsan Sharif	Gerald Armstrong
City National Bank	820 16TH ST STE 705
555 S. Flower Street;18th Floor	DENVER
Los Angeles	CO
CA	US
US	802023227
90071	

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Thank you for your business.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: City National Corporation
Incoming letter dated December 20, 2007

The proposal relates to the annual election of directors.

There appears to be some basis for your view that CNC may exclude the proposal under rule 14a-8(e)(2) because CNC received it after the deadline for submitting proposals. We note in particular your representation that CNC did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if CNC omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which CNC relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END